

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

<u>Via E-mail</u>
Michael Curran
Controller
OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, Ohio 44333-3300

     Re: OMNOVA Solutions Inc.
            Amendment No. 3 to Registration Statement on Form S-4
            Filed July 5, 2011
            File No. 333-172196

Dear Mr. Curran:

We have reviewed your registration statement and have the following comment.

<u>Form 10-Q for the Fiscal Quarter Ended May 31, 2011</u>

1. You disclose on page 20 that in the second quarter of 2011 you determined you should have recorded losses of $1.5 million ($1.0 million after tax expense) in the first quarter of 2011 related to foreign currency derivative transactions. You concluded that this error was not material to your results of operations for the first and second quarters of 2011, or to your expected results of operations for the fiscal year ending November 30, 2011. Please tell us how and when the error was discovered and the reasons the original error occurred. Since net income for the three months ended February 28, 2011, was $1 million, a correction of the error in the proper period would reduce net income to zero, which would appear to be significant to an investor relying on your Form 10-Q to evaluate first quarter performance and assess the effect of the acquisition. Additionally, the $1 million loss represents 16% and 14% of net income for the three and six months ended May 31, 2011, respectively. Given this, the correction of the error appears material to all periods. Please provide to us your materiality analysis that supports your conclusion that the correction of the error was not material to your results of operations for the first and second quarters of 2011. Refer to ASC 250-10-S99 -1 for guidance.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       Michael J. Solecki, Esq.
       Jones Day
       901 Lakeside Avenue
       Cleveland, Ohio 44114-1190